UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 6)*

Galecto, Inc.
(Name of Issuer)
COMMON STOCK
(Title of Class of Securities)
36322Q107
(CUSIP Number)

OrbiMed Advisors LLC

OrbiMed Advisors Israel II Limited

OrbiMed Israel GP II, L.P.

OrbiMed Capital GP VII LLC

OrbiMed Genesis GP LLC

OrbiMed Capital LLC

601 Lexington Avenue, 54th Floor

New York, NY 10022

Telephone: (212) 739-6400

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
September 12, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See §240.13d-7(b) for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a Reporting Person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Advisors LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 749,557
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 749,557
11		Aggregate Amount Beneficially Owned by Each Reporting Person 749,557
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.8%*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Advisors Israel II Limited
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 294,227
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 294,227
11		Aggregate Amount Beneficially Owned by Each Reporting Person 294,227
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.1%*
14		Type of Reporting Person (See Instructions) CO

* This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Israel GP II, L.P.
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 294,227
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 294,227
11		Aggregate Amount Beneficially Owned by Each Reporting Person 294,227
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 1.1%*
14		Type of Reporting Person (See Instructions) PN

 * This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Capital GP VII LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 704,227
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 704,227
11		Aggregate Amount Beneficially Owned by Each Reporting Person 704,227
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 2.6%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Genesis GP LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 0
	8	Shared Voting Power 45,330
	9	Sole Dispositive Power 0
	10	Shared Dispositive Power 45,330
11		Aggregate Amount Beneficially Owned by Each Reporting Person 45,330
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.2%*
14		Type of Reporting Person (See Instructions) OO

* This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

CUSIP No. 36322Q107

1		Names of Reporting Persons. OrbiMed Capital LLC
2	Check the Appropriate Box if a Member of a Group (See Instructions). (a) ☐ (b) ☐
3		SEC Use Only
4		Source of Funds (See Instructions) AF
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e)	☐
6		Citizenship or Place of Organization Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	Sole Voting Power 68,962
	8	Shared Voting Power 0
	9	Sole Dispositive Power 68,962
	10	Shared Dispositive Power 0
11		Aggregate Amount Beneficially Owned by Each Reporting Person 68,962
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)	☐
13		Percent of Class Represented by Amount in Row (11) 0.3*
14		Type of Reporting Person (See Instructions) IA

* This percentage is calculated based upon 27,112,697 shares of common stock, par value $0.00001 per share, outstanding of Galecto, Inc. (the “Issuer”) as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the Securities and Exchange Commission on July 31, 2023.

Item 1.  Security and Issuer

This Amendment No. 6 (“Amendment No. 6”) to Schedule 13D supplements and amends the Statement on Schedule 13D of OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital GP VII LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC (the “Statement”) originally filed with the Securities and Exchange Commission (the “SEC”) on November 6, 2020, as amended by Amendment No. 1 filed with the SEC on April 7, 2023, Amendment No. 2 (“Amendment No. 2”) filed with the SEC on July 17, 2023, Amendment No. 3 (“Amendment No. 3”) filed with the SEC on August 2, 2023, Amendment No. 4 (“Amendment No. 4”) filed with the SEC on August 17, 2023, and Amendment No. 5 (“Amendment No. 5”) filed with the SEC on September 5, 2023. This Amendment No. 6 relates to the common stock, par value $0.00001 per share (the “Shares”) of Galecto, Inc., a corporation organized under the laws of Delaware (the “Issuer”), with its principal executive offices located at 75 State Street, Suite 100, Boston, Massachusetts 02109. The Shares are listed on the NASDAQ Global Select Market under the ticker symbol “GLTO”. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

As a result of the transactions described in Item 5(c) below, the Reporting Persons (as defined below) may no longer be deemed the beneficial owners of more than 5% of the outstanding Shares. Accordingly, this Amendment No. 6 constitutes the final amendment to the Statement and exit filing for the Reporting Persons.

Item 2. Identity and Background

(a) This Amendment No. 6 is being filed by OrbiMed Advisors LLC (“OrbiMed Advisors”), OrbiMed Advisors Israel II Limited (“OrbiMed Limited”), OrbiMed Israel GP II, L.P. (“OrbiMed Israel”), OrbiMed Capital GP VII LLC (“GP VII”), OrbiMed Genesis GP LLC (“OrbiMed Genesis”), and OrbiMed Capital LLC (“OrbiMed Capital”) (collectively, the “Reporting Persons”).

(b) — (c), (f) OrbiMed Advisors, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the managing member or general partner of certain entities as more particularly described in Item 6 below. OrbiMed Advisors has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Limited, a corporation organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Limited has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 4672405.

OrbiMed Israel, a limited partnership organized under the laws of the Cayman Islands, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Israel has its principal offices at 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 4672405.

GP VII, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. GP VII has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Genesis, a limited liability company organized under the laws of Delaware, is the general partner of a limited partnership as more particularly described in Item 6 below. OrbiMed Genesis has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

OrbiMed Capital, a limited liability company organized under the laws of Delaware and a registered investment adviser under the Investment Advisers Act of 1940, as amended, is the investment adviser of certain entities as more particularly described in Item 6 below. OrbiMed Capital has its principal offices at 601 Lexington Avenue, 54th Floor, New York, New York 10022.

The directors and executive officers of OrbiMed Advisors, OrbiMed Limited, OrbiMed Israel, GP VII, OrbiMed Genesis, and OrbiMed Capital are set forth on Schedules I, II, III, IV, V, and VI respectively, attached hereto. Schedules I, II, III, IV, V, and VI set forth the following information with respect to each such person:

(i)          name;

(ii)         business address;

(iii)        present principal occupation of employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and

(iv)        citizenship.

(d) — (e) During the last five years, neither the Reporting Persons nor any Person named in Schedules I through VI has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

Not applicable.

Item 4.  Purpose of Transaction

The Reporting Persons from time to time intend to review their investment in the Issuer on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s Shares in particular, as well as other developments and other investment opportunities. Based upon such review, the Reporting Persons will take such actions in the future as the Reporting Persons may deem appropriate in light of the circumstances existing from time to time. If the Reporting Persons believe that further investment in the Issuer is attractive, whether because of the market price of Shares or otherwise, they may acquire Shares or other securities of the Issuer either in the open market or in privately negotiated transactions. Similarly, depending on market and other factors, the Reporting Persons may determine to dispose of some or all of the Shares currently owned by the Reporting Persons or otherwise acquired by the Reporting Persons either in the open market or in privately negotiated transactions.

Except as set forth in this Statement, the Reporting Persons have not formulated any plans or proposals which relate to or would result in:  (a) the acquisition by any person of additional securities of the Issuer or the disposition of securities of the Issuer, (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries, (c) a sale or transfer of a material amount of the assets of the Issuer or any of its subsidiaries, (d) any change in the present Board of Directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board, (e) any material change in the Issuer’s capitalization or dividend policy of the Issuer, (f) any other material change in the Issuer’s business or corporate structure, (g) any change in the Issuer’s charter or bylaws or other instrument corresponding thereto or other action which may impede the acquisition of control of the Issuer by any person, (h) causing a class of the Issuer’s securities to be deregistered or delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association, (i) a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act or (j) any action similar to any of those enumerated above.

Item 5.  Interest in Securities of the Issuer

 (a) — (b) The following disclosure is based upon 27,112,697 Shares outstanding of the Issuer as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ending June 30, 2023, filed with the SEC on July 31, 2023.

As of the date of this filing, The Biotech Growth Trust PLC (“BIOG”), a publicly listed investment trust organized under the laws of England, holds 68,962 Shares constituting approximately 0.3% of the issued and outstanding Shares. OrbiMed Capital is the portfolio manager of BIOG. As a result, OrbiMed Capital has the power to direct the vote and disposition of the Shares held by BIOG and may be deemed directly or indirectly, including by reason of mutual affiliation, to be the beneficial owner of the Shares held by BIOG. OrbiMed Capital disclaims any beneficial ownership over the shares of the other Reporting Persons. OrbiMed Capital exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by BIOG.

As of the date of this filing, OrbiMed Israel Partners II, L.P. (“OIP II”), a limited partnership organized under the laws of the Cayman Islands, holds 294,227 Shares constituting approximately 1.1% of the issued and outstanding Shares. OrbiMed Israel is the general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II, and OrbiMed Limited is the general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel. As a result, OrbiMed Israel and OrbiMed Limited share the power to direct the vote and disposition of the Shares held by OIP II, and both OrbiMed Israel and OrbiMed Limited may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OIP II. OrbiMed Limited exercises this investment power through an investment committee comprised of Carl L. Gordon, David P. Bonita, and Erez Chimovits, each of whom disclaims beneficial ownership of the Shares held by OIP II.

As of the date of this filing, OrbiMed Genesis Master Fund, L.P. (“Genesis”), a limited partnership organized under the laws of the Cayman Islands, holds 45,330 Shares, constituting approximately 0.2% of the issued and outstanding Shares. OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis, and OrbiMed Advisors is the managing member of OrbiMed Genesis, pursuant to the terms of the limited liability company agreement of OrbiMed Genesis. As a result, OrbiMed Advisors and OrbiMed Genesis share power to direct the vote and disposition of the Shares held by Genesis and may be deemed, directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by Genesis. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by Genesis.

As of the date of this filing, OrbiMed Private Investments VII, LP (“OPI VII”), a limited partnership organized under the laws of Delaware, holds 704,227 Shares, constituting approximately 2.6% of the issued and outstanding Shares. GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII, and OrbiMed Advisors is the managing member of GP VII, pursuant to the terms of the limited liability company agreement of GP VII. As a result, OrbiMed Advisors and GP VII share power to direct the vote and disposition of the Shares held by OPI VII and may be deemed directly or indirectly, including by reason of their mutual affiliation, to be the beneficial owners of the Shares held by OPI VII. OrbiMed Advisors exercises this investment and voting power through a management committee comprised of Carl L. Gordon, Sven H. Borho, and W. Carter Neild, each of whom disclaims beneficial ownership of the Shares held by OPI VII.

(c) The Reporting Persons effected the following transactions in Shares.

Seller	Date of Transaction	Transaction	Number of Shares	Price Per Share
BIOG	September 5, 2023	Sold	3,715	$0.60
GEN	September 5, 2023	Sold	2,440	$0.60
OIP II	September 5, 2023	Sold	15,849	$0.60
OPI VII	September 5, 2023	Sold	37,931	$0.60
BIOG	September 6, 2023	Sold	4,997	$0.57
GEN	September 6, 2023	Sold	3,283	$0.57
OIP II	September 6, 2023	Sold	21,316	$0.57
OPI VII	September 6, 2023	Sold	51,019	$0.57
BIOG	September 7, 2023	Sold	1,302	$0.57
GEN	September 7, 2023	Sold	856	$0.57
OIP II	September 7, 2023	Sold	5,555	$0.57
OPI VII	September 7, 2023	Sold	13,297	$0.57
BIOG	September 8, 2023	Sold	2,887	$0.57
GEN	September 8, 2023	Sold	1,899	$0.57
OIP II	September 8, 2023	Sold	12,320	$0.57
OPI VII	September 8, 2023	Sold	29,491	$0.57
BIOG	September 11, 2023	Sold	4,123	$0.56
GEN	September 11, 2023	Sold	2,710	$0.56
OIP II	September 11, 2023	Sold	17,593	$0.56
OPI VII	September 11, 2023	Sold	42,108	$0.56
BIOG	September 12, 2023	Sold	19,791	$0.62
GEN	September 12, 2023	Sold	13,007	$0.62
OIP II	September 12, 2023	Sold	84,438	$0.62
OPI VII	September 12, 2023	Sold	202,096	$0.62

Except as disclosed above and in Amendment No. 2, Amendment No. 3, Amendment No. 4, and Amendment No. 5, none of the Reporting Persons have effected any transactions in any Shares during the past sixty (60) days.

(d) Not applicable.

(e) Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

In addition to the relationships between the Reporting Persons described in Items 2 and 5 above, OrbiMed Capital is the portfolio manager to BIOG. OrbiMed Capital may be deemed to have voting and investment power over the securities held by BIOG. Such authority includes the power of OrbiMed Capital to vote and otherwise dispose of securities held by BIOG. The number of outstanding Shares attributable to BIOG is 68,962 Shares. OrbiMed Capital, as the portfolio manager to BIOG, may also be considered to hold indirectly 68,962 Shares.

OrbiMed Genesis is the general partner of Genesis, pursuant to the terms of the limited partnership agreement of Genesis. Pursuant to this agreement and relationship, OrbiMed Genesis has discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares of the Issuer attributable to Genesis is 45,330 Shares. OrbiMed Genesis, pursuant to its authority under the limited partnership agreement of Genesis, may be considered to hold indirectly 45,330 Shares.

GP VII is the general partner of OPI VII, pursuant to the terms of the limited partnership agreement of OPI VII. Pursuant to this agreement and relationship, GP VII has discretionary investment management authority with respect to the assets of OPI VII. Such authority includes the power to vote and otherwise dispose of securities held by OPI VII. The number of outstanding Shares of the Issuer attributable to OPI VII is 704,227 Shares. GP VII, pursuant to its authority under the limited partnership agreement of OPI VII, may be considered to hold indirectly 704,227 Shares.

OrbiMed Advisors is the managing member of GP VII and OrbiMed Genesis, pursuant to the terms of the limited liability company agreements of GP VII and OrbiMed Genesis. Pursuant to these agreements and relationships, OrbiMed Advisors and GP VII have discretionary investment management authority with respect to the assets of OPI VII and OrbiMed Advisors and OrbiMed Genesis have discretionary investment management authority with respect to the assets of Genesis. Such authority includes the power of GP VII to vote and otherwise dispose of securities held by OPI VII and OrbiMed Genesis to vote and otherwise dispose of securities held by Genesis. The number of outstanding Shares attributable to OPI VII is 704,227 Shares and the number of outstanding Shares attributable to Genesis is 45,330 Shares. OrbiMed Advisors, pursuant to its authority under the terms of the limited liability company agreements of GP VII and OrbiMed Genesis may also be considered to hold indirectly 749,557 Shares.

OrbiMed Israel is the general partner of OIP II pursuant to the terms of the limited partnership agreement of OIP II. OrbiMed Limited is the general partner of OrbiMed Israel pursuant to the terms of the limited partnership agreement of OrbiMed Israel. Pursuant to these agreements and relationships, OrbiMed Israel has discretionary investment management authority with respect to the assets of OIP II and such discretionary investment management authority is exercised through OrbiMed Limited by action of the investment management committee. Such authority includes the power to vote and otherwise dispose of securities held by OIP II. The number of outstanding Shares of the Issuer attributable to OIP II is 294,227. OrbiMed Israel, as the general partner of OIP II, may be considered to hold indirectly 294,227 Shares, and OrbiMed Limited, as the general partner of OrbiMed Israel, may be considered to hold indirectly 294,227 Shares.

Investors Rights Agreement

In addition, OPI VII, OIP II, BIOG, and Genesis and certain other stockholders of the Issuer entered into an amended and restated investors’ rights agreement with the Issuer, a summary of which is set forth at Item 6 of the Statement.

Other than as described in this Amendment No. 6, to the best of the Reporting Persons’ knowledge, there are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons and between such persons and any person with respect to any securities of the Issuer.

Item 7.  Material to Be Filed as Exhibits

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital GP VII LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (File No. 333-249369), filed with the SEC on October 22, 2020).

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 18, 2023	ORBIMED ADVISORS LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED CAPITAL LLC

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member

ORBIMED ADVISORS ISRAEL II LIMITED

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director

ORBIMED ISRAEL GP II, L.P.

	By:	ORBIMED ADVISORS ISRAEL II LIMITED, its general partner

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Director of OrbiMed Advisors Israel II Limited

ORBIMED CAPITAL GP VII LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

ORBIMED GENESIS GP LLC

	By:	ORBIMED ADVISORS LLC, its managing member

	By:	/s/ Carl L. Gordon
Name: Carl L. Gordon
Title: Member of OrbiMed Advisors LLC

SCHEDULE I

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Advisors LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Advisors LLC

W. Carter Neild	Member	Member OrbiMed Advisors LLC

Geoffrey C. Hsu	Member	Member OrbiMed Advisors LLC

C. Scotland Stevens	Member	Member ObiMed Advisors LLC

David P. Bonita	Member	Member OrbiMed Advisors LLC

Peter A. Thompson	Member	Member OrbiMed Advisors LLC

Matthew S. Rizzo	Member	Member OrbiMed Advisors LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Advisors LLC

SCHEDULE II

The names and present principal occupations of each of the executive officers and directors of OrbiMed Advisors Israel II Limited are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 5 Hahoshlim Street, Building B, 1st Floor, Herzliya Pituach, Israel 4672405.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Director	Director OrbiMed Advisors Israel II Limited

David P. Bonita	Director	Director OrbiMed Advisors Israel II Limited

Erez Chimovits Israeli Citizen	Director	Director OrbiMed Advisors Israel II Limited

SCHEDULE III

The business and operations of OrbiMed Israel GP II, L.P. are managed by the executive officers and directors of its general partner, OrbiMed Advisors Israel II Limited, set forth on Schedule II attached hereto.

SCHEDULE IV

The business and operations of OrbiMed Capital GP VII LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE V

The business and operations of OrbiMed Genesis GP LLC are managed by the executive officers and directors of its managing member, OrbiMed Advisors LLC, set forth in Schedule I attached hereto.

SCHEDULE VI

The names and present principal occupations of each of the executive officers and directors of OrbiMed Capital LLC are set forth below. Unless otherwise noted, each of these persons is a United States citizen and has a business address of 601 Lexington Avenue, 54th Floor, New York, NY 10022.

Name	Position with Reporting Person	Principal Occupation

Carl L. Gordon	Member	Member OrbiMed Capital LLC

Sven H. Borho German and Swedish Citizen	Member	Member OrbiMed Capital LLC

W. Carter Neild	Member	Member OrbiMed Capital LLC

Geoffrey C. Hsu	Member	Member OrbiMed Capital LLC

C. Scotland Stevens	Member	Member ObiMed Capital LLC

David P. Bonita	Member	Member OrbiMed Capital LLC

Peter A. Thompson	Member	Member OrbiMed Capital LLC

Matthew S. Rizzo	Member	Member OrbiMed Capital LLC

Trey Block	Chief Financial Officer	Chief Financial Officer OrbiMed Capital LLC

EXHIBIT INDEX

Exhibit	Description
1.	Joint Filing Agreement among OrbiMed Advisors LLC, OrbiMed Advisors Israel II Limited, OrbiMed Israel GP II, L.P., OrbiMed Capital GP VII LLC, OrbiMed Genesis GP LLC, and OrbiMed Capital LLC.
2.	Amended and Restated Investors’ Rights Agreement by and among the Issuer and each of the signatories thereto, dated as of September 25, 2020 (incorporated by reference to Exhibit 4.2 to the Issuer’s Registration Statement on Form S-1/A (SEC 333-249369), filed with the SEC on October 22, 2020).